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The Income Fund of America, Inc.
One Market, Steuart Tower, Suite 1800
San Francisco, CA 94105-1409

Phone (415) 393-7110

Patrick F. Quan
Secretary

September 11, 2009

Ms. Laura Hatch, Staff Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	The Income Fund of America, Inc.
File Nos. 811-01880 and 002-33371

Dear Ms. Hatch:

This letter is in response to oral comments we received from you on August 24, 2009 to the fund’s Post-Effective Amendment No. 68 to the Registration Statement under the Securities Act of 1933 and Amendment No. 49 to the Registration Statement under the Investment Company Act of 1940.  We appreciate your prompt response to the filing.

Our responses to your comments are set forth below. We will incorporate any changes to the fund’s Registration Statement in a filing pursuant to Rule 485(b) to be automatically effective on October 1, 2009.

1.         Fees and expenses of the fund – page 1 of the fund’s prospectus

Comment:  Please eliminate the asterisk next to the reference to Class F-2 shares in the fees and expenses table.

Response:   The asterisk has been eliminated in response to this comment.

2.         Fees and expenses of the fund – fee table

Comment:  If any of the expenses in the fee table are estimated, please include a footnote to such effect.

Response:   The expenses in the fee table are actual rather than estimated.  The Class F-2 expenses reflect the actual expenses for the 364 days that the share class has been offered.

3.         Principal Strategy – page 4 of the fund’s retail prospectus

Comment:  You explain that the fund invests in “equity-type securities.”  Please define what is meant by “equity-type securities.”

Response:   We have updated the summary to reflect this comment.

4.         Principal investment strategies – page 4 of the fund’s prospectus

Comment:  You explain that the fund may invest up to “20% of its assets in lower quality, higher yielding nonconvertible debt securities.”  If the fund can invest in debt securities that are below investment grade, please explain that these debt securities are “also known as junk bonds.”

Response:   We have updated the summary and prospectus to reflect this comment.

5.         Investment results – page 4 of the fund’s prospectus.

Comment:  The Form requires only an explanation of additional indices used to compare the fund’s investment results.  Although an explanation of the broad-based index is not required, we will not object to its inclusion.

Response:   We have decided to include the explanation of the broad-based index for clarity.

6.         Investment objective, strategies and risks– page 8 of the fund’s prospectus.

Comment:  If the fund may hold cash as a principal investment strategy, please include this strategy in the Summary Prospectus.

Response: Because we do not view this as a principal investment strategy of the fund, we have determined not to include it in the summary prospectus.

All of the changes described above will also be made to the fund’s retirement plan prospectus, to the extent the change applies to that document. Thank you for your consideration of our response to your comments.

If you have any questions please do not hesitate to contact me at (415) 393-7110 or Katherine Newhall at (213) 615-0108.

Sincerely,
/s/ Patrick F. Quan
Patrick F. Quan
Secretary